OTCBB: MRDDF                TSX-V: MAD                         FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD FINALIZES

EXPLORATION ALLIANCE IN COLOMBIA

Vancouver, BC, Canada –February 19, 2013 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that Miranda and its wholly owned Colombian subsidiary have signed the strategic alliance agreement that was originally announced on July 25, 2012 for precious metal exploration in Colombia. Miranda and our partner will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The alliance is for a period of three years and is renewable thereafter by mutual consent. The exploration program budget will be an aggregate amount of no less than US$1,100,000 per year with the first year beginning immediately.

Miranda has been building predictive models for Colombian exploration and determining where best to employ alliance funds. The alliance will focus its initial efforts on porphyry-related gold-systems in the middle-Cauca gold belt and intrusive related gold systems that are analogous to Gramalote in the Antioquia Batholith. In addition, low and high-sulfidation, epithermal gold-silver systems will also be targeted.

The Colombian government has announced that the government imposed moratorium for new mining applications will be lifted on July 3, 2013. In expectation of the moratorium being lifted, Miranda has been compiling a list of properties that it will immediately apply for when the time comes.

Initially, properties will be acquired by Miranda and alliance funding will be used to advance projects through exploration methods including stream sediment, outcrop and soil sampling as well as mapping surveys. Once the project meets certain criteria, and Miranda feels that the property is ready to be drill tested a report will be presented to our partner and they will have a 60-day period during which to choose to take the property from Miranda’s portfolio and declare it a “Designated Property”, or reject the project, or require more work be done by the alliance to increase the quality of the targets before considering it to be a Designated Property. Once selected, Designated Properties will be subject to a stand-alone earn-in agreement whereby our partner can earn increasing levels of interest in that Designated Property by sole funding a series of qualified exploration and feasibility study expenditures over a designated time frame to secure up to a 70% interest in the Designated Property at which time a joint venture will be formed and Miranda would be responsible for its proportionate share of joint venture expenditures.

Projects that do not meet the criteria as Designated Properties will remain in Miranda’s control. Miranda can then choose to advance the project at its own expense, seek another company to partner with or drop the property.

Ken Cunningham, President and CEO of Miranda Gold states “this is a great opportunity for the partners and leverages Miranda’s cumulative three-years of experience in Colombia while staying true to our project generator and joint venture business model. With the likely lifting of the moratorium, we fully expect to deliver several quality properties to the alliance. We are also pleased that as projects are advanced we will have a partner ready to take them on as Designated Properties to fund the programs to the feasibility stage before Miranda’s proportionate funding will begin.”

Data disclosed in this press release, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.